Avitar, Inc.
                                   65 Dan Road
                           Canton, Massachusetts 02021

                                                              December 2, 2005

VIA EDGAR
---------
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Russell Mancuso,
       Branch Chief

      Re:   Avitar, Inc.
            Registration Statement on Form S-3
            SEC File No. 333-128549
            -----------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Avitar, Inc. (the "Company") hereby applies for the immediate withdrawal of its Registration Statement on Form S-3, File No. 333-128549, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on October 20, 2005 and has not been declared effective and no securities have been sold in connection with the offering.

     The withdrawal is being sought because the Company does not meet the requirement for registration of securities for resale under Instruction I.B.3 of Form S-3 and it appears that the Company does not meet the requirement for registration of securities to be offered upon the conversion of convertible securities or the exercise of warrants under Instruction I.B.4 of Form S-3 and that a new registration statement on Form SB-2, with 2005 audited financial statements, should be filed with respect to the offering. Accordingly, the
Company hereby respectfully requests the immediate withdrawal of the Registration Statement.

     If you have any questions concerning our request for withdrawal, please call Eugene M. Cronin of Dolgenos Newman & Cronin LLP, our counsel, at
(212)925-2800. Please provide a copy of the Order consenting to this withdrawal to Mr. Cronin by facsimile at (212) 925-0690.

                                    Respectfully submitted,
                                    AVITAR, INC.

                                    By: /s/ Jay C. Leatherman, Jr.
                                       --------------------------------
                                        Name:  Jay C. Leatherman, Jr.
                                        Title: Controller, Secretary and Chief
                                               Financial and Accounting Officer

cc: Tom Jones, Examiner